Exhibit 13.3

NowRx Reservation Campaign Video Script

●	Introduce ourselves: name, title
○	“Hi. I’m Cary Breese, CEO and co-founder of NowRx”
○	“And I am Sumeet Sheokand, CTO and co-founder”
●	Succinct mission statement:
○	Cary: “So, 3 years ago I found myself at the local pharmacy, it took 40 minutes to get a prescription filled. We’ve all had this experience. But, it really struck me that day, how is it possible in today’s world where I can have a car pull up outside in a few minute to take me wherever I want to go, and I get packages delivered for free to my doorstep just about every day, why is pharmacy so incredibly inefficient?”
○	Sumeet: “ Yeah, so Cary called me as he was leaving the pharmacy that day; My wife had come home the same day complaining about her pharmacy experience! So, we started looking into the industry - we talked to a bunch of pharmacists, looked at industry players, what are their incentives, and came up with the Pharmacy 2.0 model. “
●	High level product: how it works
○	Cary: “NowRx is a on-demand pharmacy, using a suite of technologies to provide free same-day delivery of prescription medications and over-the-counter items. We utilize the latest in robotics, artificial intelligence and logistics to make on-demand pharmacy a reality.
○	Cary (talking to Google Home): “OK, Google. Fill a prescription”
○	Google Home Voice: “OK, for that you might like NowRx. Please tell me the last 4 digits of your prescription”
○	Cary (talking to Google Home): “0011”
○	Google Home Voice: “Refill has been successfully requested”
●	Technology.
○	Sumeet: “At NowRx, we have developed a completely automated, end-to-end robotic dispensing solution. With a single click on the NowRx app, or a voice command to Google Home, the customer’s prescription requests are routed directly to the robotic dispensing unit, which labels, counts, and bottles the prescription in 25 seconds, completely hands-off.
○	Cary: With NowRx, you never again have to visit a pharmacy or stand in long lines. Medications are delivered right to your home or office the same-day, free of charge. We also offer an expedited 1-hour delivery, for a $5 charge.”
●	Business Model
○	Cary: “One advantage of our business model is a low fixed overhead as compared to the traditional brick and mortar model. All of our pharmacy services are provided remotely, out of low cost, highly automated warehouse facilities. You can think these locations as “virtual pharmacies”. Consider that within 5-miles of our Mountain View location there are 9 CVS pharmacies and 11 Walgreens. That’s 20 large box store pharmacies, all housed in prime retail space. NowRx covers this same territory out of a single location, using inexpensive warehouse space.”

●	Market
○	Cary: “NowRx is part of the on-demand economy, which is now moving from early adopters into the mainstream. Retail pharmacy is a truly massive industry, more than $260B annually, and it’s committed to an in-store pickup model.
●	Emphasize benefits to customer (and physicians?)
○	Sumeet: “Once NowRx receives the prescription, we process it through insurance and notify customers of their co-pay with the NowRx app, with the automated chat bot, or over the phone.”
●	Results
○	Cary: “ NowRx currently operates out of one location in Mountain View, California, serving the San Francisco Peninsula area from south San Francisco down to San Jose. Since inception, we’ve served over 6,000 customers and have delivered more than 28,000 prescriptions.”
●	Plans for 2018 and beyond: expansion and technology
○	Cary: “In 2018 we plan to expand to the rest of the bay area and to other locations within California. Expansion to the rest of the West Coast and to the United States will begin in 2019 and beyond. So, come join us, and help us change the shape of the pharmacy industry!”